Bassett®

2007 ANNUAL REPORT

BUILDING

NATIONAL

FINANCIAL SUMMARY

	Fiscal Years Ended November		
	2007	2006	2005
INCOME STATEMENT DATA			
Net Sales	$295,384	$328,214	$335,207
Net Income (Loss)	(9,910)	5,429	9,814
PER SHARE DATA			
Diluted Earnings (Loss) Per Share	$(0.84)	$0.46	$0.82
Cash Dividends Per Share	0.80	0.80	0.80
Book Value Per Share	16.50	18.24	18.61
BALANCE SHEET DATA			
Investments	$76,924	$78,617	$76,890
Total Assets	310,703	310,233	313,158
Long-Term Debt	28,850	23,522	19,054
Stockholders' Equity	194,852	215,420	218,851

Dollars in thousands except per share amounts

The soft business conditions that began to plague our industry and Bassett during the second half of 2006 continued to pressure our operating performance throughout 2007. And most prognostications do not see markedly improved conditions in the housing market and the overall economy during calendar 2008. Measures designed to streamline our cost structure, improve our corporate and licensed retail stores, and ultimately enhance shareholder value that were undertaken in 2007 will continue vigorously in 2008.

While making every effort to prudently manage the company for the short term, we believe that these truly unprecedented times for our industry require actions and investments that may be somewhat adverse to current operating results but that will produce better results in the long run. In short, not everyone is going to make it through this downturn and management wants Bassett to not only survive this turbulent period but also to be positioned to prosper when consumers once again increase their purchases of home furnishings. Accordingly, in 2007, the Company began to implement brand building efforts that were researched and conceived in late 2005 and early 2006. These initiatives include our consumer catalog, our new prototype store, an upgraded website, and the addition of experienced merchandising, marketing, and operation's talent designed to make our retail strategies successful. Finding the proper balance between spending for our future and conservatism during tough times has been challenging but is an essential element of ensuring that Bassett remains a home furnishings' brand of choice when the overall economy improves.

Consolidated net sales for 2007 were $295 million compared to $328 million last year, a decrease of 10%. Including certain restructuring and nonrecurring items totaling a net $7.3 million, the Company recorded a net loss of $9.9 million or $(.84) per share, compared to net income of $5.4 million or .46 per share in 2006.

Pretax charges of $7.8 million in 2007 resulted primarily from the closing of our last major casegoods facility, located in Bassett, Va., and lease exit costs associated with closed stores. Additionally, the Company incurred a pretax charge of $2.2 million related to the acquisition of the remaining equity in our South Texas retail operation. Partially offsetting these charges was $2.1 million of pretax income resulting from our share of the 2007 proceeds from the Continued Dumping and Subsidy Offset Act (CDSOA).

The progress that we enjoyed in our wholesale operations in 2006 deteriorated significantly in 2007 due to a 15% drop in net shipments to our stores and other dealers. This drop compressed our margins and precipitated aggressive cost reduction actions including the aforementioned plant closing, the downsizing of our wholesale showroom, and reductions in corporate staff and field support payroll. We will continue to vigilantly monitor our costs as they relate to the weak retail environment that we expect to see in 2008 while staying mindful of the funds required to improve store performance.

As you know, 2006 was our first year operating a larger corporate store network. We began 2007 with a total of 28 stores and 2008 starts with 32. During the course of the year we acquired two stores in the Boston market, one in Charleston, S.C., and opened our fourth Atlanta store. Our experience has shown that it can take several quarters to improve the performance of new or acquired stores. Excluding the results from stores acquired in 2007, retail losses were reduced by 39% compared to 2006. We expect continued, strong corporate store operating improvement this year as we standardize our platform and make sure that every district is progressing against last year's numbers.

Labor Day weekend marked the debut of our new Bassett Home Furnishings retail concept. Gone is the moniker "Bassett Furniture Direct" as our new name more accurately communicates the stylish environment that the consumer will find within. Our flagship Pineville, N.C., store was converted over the summer and has been a very strong performer for the past six months. We have subsequently opened four additional new stores. Plans for 2008 call for conversions of two more of our existing corporate retail fleet and lighter remodels of three more corporate and 10-15 licensed stores. The new store environment is organized around four targeted consumer lifestyles and is anchored by a design center that showcases our industry leading custom upholstery program. Our in home design service capabilities are strengthened by expanded lighting, rug, textile, and decorative accessory departments. There are even private presentation rooms where the client can collaborate with our Design Consultants on their special vision for their home. And our staff and licensees are looking forward to the upcoming introduction of window coverings to round out our "floor to ceiling" proposition phasing in over the course of 2008.

While our team is excited about the prospects for this new vision, we must work diligently with our licensees and corporate retail employees to see that it is implemented to its fullest potential. Not all of our current locations are suitable to represent our new format.

Already underway is an extensive review of every Bassett market accompanied by a rigorous analysis of the future potential of each location as a Bassett Home Furnishings store. This could result in the closing of 15 to 18 stores over the next two years, most of which will involve consolidation in multi-store markets although some smaller trading areas will be exited altogether. The wholesale sales volume that will be put at risk by this process should be neutralized by new store openings and improved overall performance partially driven by remodels and conversions to the new concept. We are counting on a stronger Bassett retail fleet emerging from this process.

Despite facing challenges on numerous fronts as we have transitioned from a pure manufacturer into a sourcing/manufacturing/retailing model, management has consistently attempted to preserve the strength of the Company's balance sheet while returning an attractive dividend to shareholders along the way. Updating our stores and building new ones will obviously require capital investment over the next several years. The basic premise in the future will remain the same--maintain a sound financial base to expand the new Bassett Home Furnishings network while simultaneously employing our balance sheet to augment returns to our shareholders. Management and our board of directors will continue to analyze how this strategy may best be executed in the future.

I would like to take this opportunity to welcome Kristina Herbig to Bassett's board. Kristina has a background in public accounting and is the former chief financial officer of the very successful P. F. Changs restaurant chain. We look forward to her future contributions to the Company.

Finally, I would like to thank our shareholders for their support of the Company during this difficult period. Furthermore, I want to express my appreciation to all Bassett customers and to our approximately 1500 associates for their hard work and dedication to the Company.

Robert H. Spilman Jr.

BUILDING

NATIONAL

- A New Retail Prototype
- A New Merchandising Strategy
- Marketing the Brand
- Strengthening Our Talent

DEVELOPMENT OF A NEW RETAIL PROTOTYPE

Embarking on the project

Two years ago, extensive consumer research inspired Bassett to take a fresh look at its 10-year-old retail format.

Starting with the end in mind

In the early stages of the design process, five design objectives became clear:

- ☐ Present our products in a more residential, stylish environment
- ☐ Showcase our unmatched custom capabilities in upholstery, dining and storage
- ☐ Communicate our commitment to 'In Home Design Services'
- ☐ Strengthen our authority in key Accessory categories
- ☐ Create an inviting 'home entertainment' destination in the store

Early results

During the fall of 2007, Bassett opened several new prototype stores. The company also converted an existing location to the new prototype in suburban Charlotte last fall.

The leadership of the company is very encouraged by the early results of these stores; which include increased average transactions, conversion rates, margins and overall sales volumes.



Bassett



NEW MERCHANDISING STRATEGY

Constructing a clear framework

Late in 2006, the leadership team finalized its new product strategy, containing the following key actions:

- ☐ Strengthen our Price / Value relationship
- ☐ Focus our Styling Point of View
- ☐ Leverage our Custom Capabilities
- ☐ Execute Retail Seasonal Launches
- ☐ Support 'In Home Design Services'

Creative leadership

Bassett's Creative Advisor, Barbara Kurgan, is bringing a fresh and compelling point of view to the organization. Her creative leadership is strengthening Bassett's reputation as a style leader in the industry.

Early results

2007 product introductions have been warmly received, and sold briskly.





MARKETING THE BRAND

Catalog

2007 was Bassett's first year to leverage its newly developed consumer catalog through the year. The company circulated more than eight million catalogs across 10 drops.

Website

While retail traffic was under pressure in 2007, traffic to our website grew significantly. The Bassett team worked diligently to strengthen its capabilities and ease of use.

Design Resource Guide

This fall, the company will introduce its first ever Design Resource Guide. The bi-annual publication will showcase its full assortment and capabilities in its 300-plus pages.

Television

During the spring of 2007, the company unveiled a lifestyle-focused TV advertising campaign. Building on that, Bassett will introduce a new campaign in 2008 that is expected to get broad placement throughout its retail network.



STRENGTHENING OUR RETAIL TALENT

A most critical asset

Bassett will build its success on the foundation of a strong team in its offices and retail network. The company is focused on attracting, developing and retaining the industry's best talent.

Bassett University - leadership

During 2007, the company introduced a redefined Bassett University, designed for its retail managers. This new session brings managers from across the nation to the company's North Carolina facilities for training. The curriculum is designed to build commitment to Bassett's retail vision and goals, and develop key leadership skills.

Bassett University - design

This spring, the company will introduce a new curriculum for its Design Consultants. This session will focus on developing the design skills, selling skills, and product competency of our front-line associates from across the nation.





STORE LOCATIONS

ALABAMA
Huntsville
Spanish Fort

ARIZONA
Marana
Scottsdale

ARKANSAS
Fayetteville
Little Rock

CALIFORNIA
Agoura Hills
Chula Vista
Dublin
Fountain Valley
Fremont
Irvine
Ontario
Pleasant Hill
Roseville
San Carlos
San Marcos
Temecula

COLORADO
Grand Junction
Lone Tree

CONNECTICUT
Brookfield
Manchester
Newington
Orange
Stamford

DELAWARE
Bear
Delmar
Wilmington

FLORIDA
Altamonte Springs
▪ Ft. Lauderdale
Jacksonville
Jensen Beach
Orlando
Palm Beach Gardens
▪ Parkland
Wellington

GEORGIA
▪ Atlanta (4)
Augusta

ILLINOIS
Arlington Heights
Batavia
Carol Stream
Fairview Heights
Schaumburg
Wheaton

INDIANA
Evansville
Fort Wayne
Indianapolis

KANSAS
Olathe

KENTUCKY
Louisville

LOUISIANA
Baton Rouge
Lafayette

MARYLAND
Bel Air
Catonsville
Frederick
Rockville
Towson

MASSACHUSETTS
▪ Natick
▪ Stoughton

MINNESOTA
Burnsville

MISSISSIPPI
Gulfport
Tupelo

MISSOURI
Independence
Manchester
O'Fallon

NEBRASKA
Omaha

NEVADA
Henderson
Las Vegas
Reno

NEW JERSEY
Brick
Cherry Hill
Fairfield
Green Brook
Lawrenceville
Ledgewood
Middletown

NEW MEXICO
▪ Albuquerque

NEW YORK
▪ Amherst
Farmingdale
Middletown
Nanuet
▪ Rochester (2)

NORTH CAROLINA
▪ Concord
▪ Greensboro
▪ Pineville
Raleigh

OHIO
Cincinnati
Columbus

OKLAHOMA
Tulsa

OREGON
Beaverton

PENNSYLVANIA
Colmar

PUERTO RICO
Carolina
San Juan

SOUTH CAROLINA
▪ Greenville
▪ Mt Pleasant

TENNESSEE
Chattanooga
Cordova
Knoxville

TEXAS
▪ Austin (2)
▪ Dallas (5)
▪ Houston (5)
▪ San Antonio (2)
▪ Tyler

UTAH
Orem
Salt Lake City

VIRGINIA
Chantilly
Charlottesville
Chesterfield
Fredericksburg
Glen Allen
Newport News
Virginia Beach

WASHINGTON
Lynnwood
Redmond
Tacoma
Tukwila

CANADA
Vaughan, Ontario
Whitby, Ontario

▪ CORPORATE STORE LOCATIONS

VISIT OUR UPDATED WEBSITE AT BASSETTFURNITURE.COM


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Bassett®

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

Overview

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our" or the "Company"), based in Bassett, Va., is a leading retailer, manufacturer and marketer of branded home furnishings. Our products are sold primarily through Bassett Furniture Direct® stores, with secondary distribution through Bassett Design Centers and other multi-line furniture stores. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants. We were founded in 1902 and incorporated under the laws of Virginia in 1930. Our rich 105-year history has instilled the principles of quality, value, and integrity in everything that we do, while simultaneously providing us with the expertise to respond to ever-changing consumer tastes and to meet the demands of a global economy.

Two primary business developments continue to affect our business as they have for nearly a decade.

First, we created and re-channeled sales through a vertically integrated retail store network. The Bassett Furniture Direct® ("BFD" or "store") store program was created in 1997 as a single source home furnishings retail store that provides a unique combination of stylish, well-made furniture and accessories with a high level of customer service. This service includes complimentary room planning, in-home design visits, fast delivery, and custom-order furniture. This strategy both builds on our strengths (brand name, balance sheet, product offerings) and better positions us to capitalize on the changing furniture retail environment. This store network currently includes 98 licensee-owned stores and 32 Company-owned and operated stores.

Second, the furniture industry continues to experience a rapid shift from traditional domestic manufacturing to offshore sourcing in lower cost markets, primarily in China and other Pacific Rim countries. This shift in sourcing has resulted in downward pressure on retail prices and reductions in traditional channels of sales distribution. Many retailers now source their own products rather than relying on a traditional domestic manufacturer to supply goods. Sales of imported products increased to 49% of our total wholesale volume. We expect this to increase to approximately 60% in 2008.

We have responded to these changes by reducing manufacturing production where we can more cost efficiently source product. Over the last seven years, we have reduced the number of facilities from 13 to 3, and reduced our headcount from approximately 4,200 to 1,450. During 2007, we closed a large wood manufacturing facility in Bassett, Va. This resulted in headcount reductions of approximately 280 employees and leaves us with one wood assembly plant in Martinsville, Va., one fiberboard supply facility in Bassett, Va., and one upholstery facility in Newton, N.C. We have closed and consolidated seven wood factories over the past six years.

We intend to execute our strategies in such a way as to preserve our investments while simultaneously minimizing the need for borrowed funds. Maintenance of a strong balance sheet is a stated management goal and vital to our retail growth strategy. The store program entails key business risks, including the realization of receivables and the coverage of both direct and contingent liabilities primarily associated with retail real estate. We have established decision criteria and business disciplines aimed at minimizing potential losses from these risks.

Overall conditions for our industry and our Company have been difficult throughout 2007 with new housing starts down significantly and a deteriorating consumer credit environment. With that as a backdrop, we have continued to invest in the long-term health and future of our retail network. Although we believe 2008 will continue to be difficult, we plan simultaneously to continue to adjust our overall cost structure and further evaluate the performance of our corporate and licensee stores while properly supporting our retail initiatives that are the foundation of the Company's future plans.

(In thousands, except share and per share data)

Restatement of IHFC Financial Statements

During the fourth quarter of 2007, IHFC determined that the method of accounting for its post-retirement health care plan did not conform to the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and restated its 2006 and 2005 operating results. As a result of this restatement and in accordance with SFAS No. 154, "Accounting Changes and Error Corrections", we have restated the balance of our equity investment as of the beginning of the year ended November 26, 2005 by increasing the negative balance in the investment by $742 (reflected as "Distributions in excess of affiliate earnings" in the consolidated balance sheet), increasing deferred tax assets by $296 and reducing retained earnings by $446. Due to the immateriality of the effects of the IHFC restatement on the Company's statements of operations and cash flows for 2006 and 2005, no adjustments have been recorded in those previously reported statements; however, $42 was recorded as a reduction to the income recognized in 2007 as the cumulative impact of 2006 and 2005 unrecorded expense.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation—The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Allowance for Accounts and Notes Receivable—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. We evaluate the collectibility of our receivables from our licensees on a quarterly basis. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and economic trends. Actual losses could differ from those estimates.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Investments—Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the general partner. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

(In thousands, except share and per share data)

Goodwill—As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/ Investments.

The required impairment test is a two step process. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Impairment of Long-Lived Assets—We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Revenue Recognition—Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our terms vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us. We are responsible for paying the delivery cost of our products. As part of our efforts to standardize wholesale pricing throughout the country, we began in July 2007 invoicing all of the store network and certain wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $5,232 of additional reported revenue and selling, general and administrative expenses for 2007. We expect the impact on 2008 sales to be significantly higher than that reported for 2007 since 2008 will include a full year under the new practice.

Loss Reserves—We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires estimates and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the assistance of appropriate advisors, and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcomes of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

(In thousands, except share and per share data)

Analysis of Operations

Summarized consolidated operating information is as follows:

	November 24, 2007	November 25, 2006	November 26, 2005
Net sales	$295,384	$328,214	$335,207
Gross profit	100,383	102,895	98,364
SG&A	112,439	103,551	91,270
Restructuring, asset impairment charges and other one-time items, net	7,860	(190)	1,960
Operating income (loss)	(19,916)	(466)	5,134
Other income, net	5,947	6,921	8,061
Tax (expense) benefit	4,059	(1,026)	(3,381)
Net income (loss)	(9,910)	5,429	9,814

Sales for the year ended November 24, 2007 were $295,384 as compared to $328,214 for 2006 and $335,207 in 2005, representing decreases of 10% and 2%, respectively. The 2007 reported sales were positively impacted by a change in our invoicing practices with respect to freight for the delivery of wholesale furniture to our retail stores. During July 2007, we began invoicing these customers on a fully landed basis such that the dealer invoice price includes the freight charge for delivery. This change positively impacted reported revenue by approximately $5,232. Excluding the effects of the invoicing change, sales decreased 12% for 2007. These shortfalls are primarily due to continued soft furniture retail conditions, which have impacted both retail sales and wholesale shipments in both 2007 and 2006. Gross margins for 2007, 2006, and 2005 were 34.0%, 31.3%, and 29.3%, respectively. Excluding the effects of the above-mentioned invoicing change, gross margins would have been 32.8% for 2007. The 2007 increase over 2006 is due primarily to improved retail margins and a shift in wood product mix from domestic to imported, partially offset by the wind-down costs and inventory markdowns associated with the closure of the Bassett plant and lower volumes in our two domestic production facilities. The gross margin increase in 2006 as compared to 2005 is due primarily to the inclusion of more retail stores which carry a higher gross margin and improved wholesale import product mix. Selling, general and administrative expenses increased $8,888 for 2007, primarily due to the inclusion of $5,232 from the change in our invoicing practices described above, the additional expense associated with more company-owned stores, spending to support our key retail initiatives and increases to recorded reserves primarily for bad debts. Selling, general and administrative expenses increased $12,281 during 2006, primarily due to stores acquired in 2005, as we consolidated a complete year of the Dallas, Atlanta and upstate New York retail operations in 2006. Other income was $5,947, $6,921, and $8,061 in 2007, 2006, and 2005, respectively. We reported a net loss of $(9,910) in 2007 as compared to net income of $5,429 and $9,814 in 2006 and 2005, respectively.

(In thousands, except share and per share data)

Certain items affecting comparability between periods are noted below in "Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)".

Our 2007, 2006, and 2005 results were negatively (positively) impacted by certain restructuring and non-recurring items totaling $7,860, ($190), and $1,960, respectively, and are detailed below:

	November 24, 2007	November 25, 2006	November 26, 2005
Income from CDSOA	(2,135)	(1,549)	—
LRG settlement and debt restructuring	2,154	—	—
Lease exit costs	2,297	—	—
Restructuring & impaired asset charges	5,544	1,359	1,960
Total, net	$ 7,860	$ (190)	$1,960

During 2007 and 2006, we recorded several restructuring and other non-recurring items. In the first quarter of 2007, we announced the closing of our wood manufacturing facility in Bassett, Va. As a result, we recorded $3,609 of asset impairment charges and $960 of restructuring charges largely related to severance. We have begun to experience gross margin improvement as we have effectively sourced certain of the products previously produced at the plant from overseas vendors.

We also took a number of other actions to reduce our overall expense structure. These included making a decision to exit four store locations and reducing the size of our wholesale showroom by more than half. We recorded pretax non-cash charges of $2,297 related to lease exit costs and $975 for an asset impairment charge related to the downsizing of our wholesale showroom. We have negotiated subleases on two of the closed store locations and are actively marketing the other locations.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This charge is recorded in LRG settlement and debt restructuring in the consolidated statement of operations. As part of the settlement, we purchased the remaining 20% interest in LRG and restructured certain debt obligations to be paid out over the next six years.

Earnings for 2007 and 2006 were positively impacted by $2,135 and $1,549, respectively, of income related to subsidies received in connection with the Continued Dumping and Subsidy Offset Act (CDSOA) for wooden bedroom furniture imported from China.

During the fourth quarter of 2006, we recorded a $1,359 charge associated with the impairment of previously recorded goodwill.

During fiscal year 2005, we closed our wood manufacturing facility in Mt. Airy, N.C., due to excess domestic capacity as we continued to experience a shift in demand from domestically produced products to imported products. This resulted in a charge of $1,960 for impaired assets and severance.

Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (licensee-owned

(In thousands, except share and per share data)

stores and Company-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both corporate and licensee owned stores. During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in this segment.

Our retail segment consists of Company-owned stores. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee stores.

Wholesale Segment

	2007		2006		2005	
Net sales	$247,676	100.0%	$284,803	100.0%	$301,250	100.0%
Gross profit	60,471	24.4%	68,374	24.0%	68,646	22.8%
SG&A	(61,435)	-24.8%	(56,278)	-19.8%	(59,099)	-19.6%
Operating earnings (loss)	$ (964)	-0.4%	$ 12,096	4.2%	$ 9,547	3.2%

Fiscal 2007 as Compared to Fiscal 2006

Wholesale net sales for the year ended November 24, 2007 were $247,676 as compared to $284,803 for the year ended November 25, 2006. Excluding the $5,232 increase in recorded revenue due to the invoicing change described above, sales decreased $42,359 or 15% year over year. Approximately 49% of wholesale shipments during 2007 were imported products compared to 44% for 2006. We expect sales of imported products to increase to approximately 60% for 2008. Gross margins were 24.4% for the year ended November 24, 2007. Excluding the effects of the invoicing change described above, gross margins would have been 22.8% as compared to 24.0% for 2006. Margins have been negatively impacted by the wind-down costs and inventory markdowns associated with the closure of the Bassett plant and lower volumes in our two domestic production facilities. We experienced increased margins, particularly during the fourth quarter of 2007, as a greater portion of our wholesale shipments were of higher margin imported product. We expect improved wholesale operating results in 2008 from a full year of improved product mix, the absence of any Bassett Plant closing costs and efforts to reduce variable spending in the remaining facilities and corporate support areas. With the continued difficult furniture retail environment, we will continue to assess and adjust our wholesale cost structure to match associated demand.

(In thousands, except share and per share data)

Fiscal 2006 as Compared to Fiscal 2005

In 2006, wholesale sales were $284,803 as compared to $301,250, 5% below sales levels attained in 2005. Approximately 44% of wholesale shipments during 2006 were imported products compared to 34% for 2005. Gross margins for 2006 were 24.0% as compared to 22.8% for 2005. This improvement was primarily driven by an improved mix of imported products and the performance of the upholstery division. Upholstery shipments and operating earnings continued to improve due to the retail acceptance of our custom programs and the new imported leather products introduced over the past several years.

Wholesale shipments by category for the last three fiscal years are summarized below:

	2007		2006		2005	
Wood	$137,045	55.3%	$164,030	57.6%	$179,786	59.7%
Upholstery	108,312	43.7%	117,668	41.3%	114,372	38.0%
Other	2,319	0.9%	3,105	1.1%	7,092	2.3%
Total	$247,676	100.0%	$284,803	100.0%	$301,250	100.0%

Retail Segment—Company Owned Stores

	2007		2006		2005	
Net sales	$ 87,537	100.0%	$ 84,401	100.0%	$ 70,480	100.0%
Gross profit	37,930	43.3%	35,146	41.6%	30,512	43.3%
SG&A	(48,710)	-55.6%	(47,272)	-56.0%	(32,173)	-45.6%
Operating earnings (losses)	$(10,780)	-12.3%	$(12,126)	-14.4%	$ (1,661)	-2.3%

Fiscal 2007 as Compared to Fiscal 2006

Our 32 corporate stores made progress despite difficult conditions at retail. Net sales increased $3,136 from $84,401 in 2006 to $87,537 in 2007. This sales increase primarily resulted from the additional Company-owned stores acquired in 2007 and increases in comparable store sales (sales for stores open for longer than one year). Comparable store sales for Company-owned stores increased 2% for the year. Gross margins for the year increased 1.7%, due to improved pricing and promotional strategies, coupled with less clearance sales activity as compared to 2006. We believe that the combination of new product introductions, store prototype retrofits, better hiring and training of design consultants and continued improved marketing efforts will lead to the further improvement in retail operating results.

Effective November 1, 2007, we acquired the operations of two stores in the Charleston, South Carolina area from a licensee for its net book value. Immediately upon acquisition, we began the process of closing one of the stores. Subsequent to year-end, we entered into an agreement to acquire the real estate for these stores from this licensee for $6,800. These acquisitions will be funded through a combination of the existing licensee's accounts payable to us and additional debt of between $4,500 and $5,000.

Fiscal 2006 as Compared to Fiscal 2005

Our 27 corporate stores experienced soft conditions at retail. Net sales for the retail segment increased nearly 20% in 2006 from 2005, primarily due to having a full year of sales from the 15 additional stores purchased in 2005. For our 11 stores that were in operation in both 2006 and 2005, we experienced slight sales

(In thousands, except share and per share data)

decreases, primarily due to overall soft retail conditions. Our gross margin decreased 1.7 percentage points in 2006 from 2005, primarily due to selling selected products at clearance prices in order to prepare for the arrival of new products and featured catalog products, promotions geared to respond to the overall soft market conditions, and the discounting related to the clearance events at the two stores that were closed. Retail SG&A increased from $32,173 in 2005 to $47,272 in 2006. This increase was anticipated and was due almost entirely to adding the expense structure of the stores acquired during 2005. Sales in 2006 were more than 10% below the levels anticipated which resulted in a higher SG&A percentage as a large majority of these costs are relatively fixed in nature.

Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)

Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments in our consolidated statements of operations. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our consolidated balance sheet. Income and expense items for fiscal 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Income from investments	5,921	7,318	6,743
Income from unconsolidated affiliated companies, net	5,298	4,464	6,045
Interest expense	(3,671)	(3,864)	(3,242)

Income from investments for 2007 was below the levels realized in 2006 and 2005, primarily due to a decrease in investment return from the Alternative Asset Fund. Even though the fund's performance for 2007 was below our expectations, for a period of high volatility and intense risk aversion, we believe that the fund held up well. We also believe that the fund's orientation toward capital preservation is prudent in a market characterized by increased volatility, deteriorating consumer credit, prolonged weakness in the residential real estate market, and mounting concern over the degree of economic slowdown.

Income from unconsolidated affiliated companies, net includes income from our investment in IHFC as well as income (loss) from other equity method investments. We recognized income from IHFC of $6,316, $6,666 and $6,367 in 2007, 2006 and 2005, respectively. Significant fluctuations have been primarily caused by losses recognized related to our previous investment in BFD Northeast, LLC ("BFDNE") of $595 and $1,954 in 2007 and 2006, respectively. On February 28, 2007, we entered into an agreement with BFDNE whereby we contributed our 30% interest in BFDNE to BFDNE in exchange for certain assets (primarily inventory and leasehold improvements) of BFDNE's two stores in Boston, Massachusetts.

Income taxes

Our effective income tax rate was (29.1%), 15.9% and 25.7% for 2007, 2006 and 2005. The effective tax rate in all years was lower than the statutory rate primarily due to exclusions for dividends received from our investment in IHFC. In addition, we recorded a tax charge of $2,383 in 2007 associated with the write-off of deferred tax assets due to the termination of the LRG partnership. Our effective rate for 2006 was also increased by the write-off of goodwill associated with our retail segment as it was not tax-deductible.

Liquidity and Capital Resources

The Company is committed to maintaining a strong balance sheet in order to weather difficult industry conditions, allow it to take advantage of opportunities as market conditions improve, and to execute its long-term

(In thousands, except share and per share data)

retail growth strategies. We have $10 million outstanding on our revolving line of credit. As we have $15,331 of availability under our revolving line of credit and a sizeable investment portfolio, our balance sheet remains strong and continues to bolster our retail growth strategy, which includes entering into operating leases and lease and loan guarantees for our licensees. Our primary sources of funds in 2007 and 2006 have been income from investments, including dividends from IHFC, revolver borrowings, and cash received on the sale of certain assets associated with the closed facilities. Cash was primarily used to fund operations and pay dividends. In 2005, our primary sources of funds were from operations and dividends from IHFC which were used to pay dividends and make capital investments.

The current ratio at November 24, 2007 and November 25, 2006 was 1.96 to 1 and 2.47 to 1, respectively. Working capital was $54,528 and $63,918 at November 24, 2007 and November 25, 2006, respectively.

Net cash generated by (used in) operating activities was $(8,462), $(6,150) and $10,903 in fiscal 2007, 2006 and 2005, respectively. The cash deficit for 2007 was driven by the net operating loss and the increase in net working capital. The deficit for 2006 was primarily driven by increases in net working capital, partially offset by positive net earnings. The cash flow from operations in 2005 was primarily due to the net income recognized.

During 2007 and 2006, decreased customer traffic and retail sales trends negatively impacted our licensees' cash flow and in turn the timing of our wholesale collections. As part of the improvement plans with certain of our licensees, we converted approximately $4,953 of trade accounts receivable to long-term interest bearing notes during the year ended November 24, 2007. We continually assess our levels of bad debt reserves and increased those reserves by $3,852 during 2007. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current business levels, individual developments with certain licensees and economic trends. Although we believe we have adequate reserves for bad debts, we will continue to aggressively work to improve the long-term viability of our dealer network and our actions could result in additional store closings in 2008.

We also experienced a significant increase in our accounts payable balance during 2007. These were timing related inventory increases during November in preparation for our January 2008 new product introductions. We expect both reduced inventory and accounts payable levels by the end of the first quarter of 2008.

As noted on the accompanying consolidated balance sheet and statement of cash flows, we segregate property and equipment into two groups: (1) property and equipment utilized by our wholesale and retail segments, and (2) retail real estate utilized by BFD licensees. Over the past three years we have continued to invest in our company-owned retail stores and machinery, equipment and technology utilized by our wholesale segment in the amounts of $5,544, $3,344, and $4,804, respectively. A significant portion of our 2007 spending was related to the retrofitting of our Charlotte store and the build-out of the new Atlanta store. Spending in 2007 associated with retail real estate utilized by BFD licensees consisted only of minor leasehold improvements.

Both purchases of investments and proceeds from the sales of investments relate primarily to the active management of a portion of our overall investment portfolio. During the year, marketable securities are bought and sold generating proceeds, purchases, gains and losses. For 2007, 2006 and 2005 net proceeds from sales of investments were $6,569, $6,870 and $3,479, respectively, which were primarily used to fund operations and pay dividends. Dividends from an affiliate represent cash distributions from our investment in the International Home Furnishings Center ("IHFC"). Our investment in IHFC reflects a credit balance and is shown in the liabilities section of our balance sheet as distributions in excess of affiliate earnings. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its current negative book value. The financial statements of IHFC are included as an attachment to the Form 10-K filed with the Securities and Exchange Commission.

(In thousands, except share and per share data)

We amended our existing revolving credit facility in October 2007 by extending the agreement by two years and amending certain covenants. The credit facility provides for borrowings of up to $40,000 at a variable interest rate of LIBOR plus 1.5% (6.19% on November 24, 2007). The facility is secured by a pledge on certain marketable securities and substantially all of our receivables and inventories. Borrowings under the facility, which matures November 30, 2009, totaled $10,000 and $4,000 at November 24, 2007 and November 25, 2006, respectively. After coverage for letters of credit and loan guarantees, we had $15,331 available for borrowing under the facility at November 24, 2007.

This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of net worth. We were in compliance with these covenants as of November 24, 2007. As in previous years, we have paid $0.80 per share in annual dividends representing an approximate annual cash requirement of $9,450. Although we have experienced operating cash flow deficits in 2007 and 2006, we plan for improved cash flow in 2008, primarily due to a combination of improved operating performance and working capital management.

Our consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on our consolidated financial position and results of operations in prior years.

We currently anticipate that total capital expenditures for fiscal 2008 will be approximately $7,000 most of which is intended for retrofits for the new prototype design primarily at Company-owned stores and information systems to support e-commerce initiatives. We have plans to continue to invest in store remodels, conversions, and new store real estate over the next three to four years and at potentially greater levels of up to $10,000 to $12,000 per year. The funding for this retail growth could come from multiple sources, including our investment portfolio, our borrowing capacity, and/or our expected cash flow from operations. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to our rate of growth, our operating results and any unplanned adjustments to our operating plan in response to economic, competitive or other circumstances. We believe that our existing cash and investment portfolio, and our borrowing capacity, together with cash expected to be provided by operations, will be more than sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides a comprehensive model for the recognition, measurement, presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. If an income tax position exceeds a more likely than not (i.e., greater than 50%) probability of success upon tax audit, we are to recognize an income tax benefit in its financial statements. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws. This interpretation is effective for fiscal years beginning after December 15, 2006, our fiscal year ending November 30, 2008. We are currently in the process of inventorying and evaluating our uncertain tax positions to determine what impact FIN 48 will have on our results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods

(In thousands, except share and per share data)

within those fiscal years, with early adoption permitted, our fiscal 2008 first quarter ending March 1, 2008. We are currently in the process of determining the impact, if any, that the implementation of SFAS No. 157 will have on our results of operations or financial condition.

Contractual Obligations and Commitments

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 16 to the Consolidated Financial Statements for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments.

	2008	2009	2010	2011	2012	Thereafter	Total
Post employment benefit obligations(1)	$ 1,736	$ 1,703	$ 1,680	$ 1,633	$ 1,510	$10,280	$ 18,542
Real estate notes payable	672	729	8,379	5,447	172	4,123	19,522
Long-term debt	—	10,000	—	—	—	—	10,000
Interest payable	2,156	2,098	896	517	284	2,254	8,205
Letters of credit	4,230	—	—	—	—	—	4,230
Operating leases(2)	13,811	13,423	13,057	12,383	12,086	31,633	96,393
Lease guarantees	7,032	1,593	1,626	1,069	311	1,041	12,672
Loan guarantees	4,197	3,077	1,444	338	—	—	9,056
Purchase obligations(3)	—	—	—	—	—	—	—
Total	$33,834	$32,623	$27,082	$21,387	$14,363	$49,331	$178,620

(1) Does not reflect a reduction for the impact of any company owned life insurance proceeds to be received. See Note 11 to the Consolidated Financial Statements for more information.

(2) Does not reflect a reduction for the impact of sublease income to be received. See Note 16 to the Consolidated Financial Statements for more information.

(3) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2007, we had $29,366 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BFD stores. We have guaranteed certain lease obligations of licensee operators of the BFD stores as part of our retail expansion strategy. We also have guaranteed loans of certain of our BFD dealers to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note 16 to the Consolidated Financial Statement for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Market Risk

We are exposed to market risk for changes in market prices of our various types of investments. Our investments include marketable securities and an investment partnership (Alternative Asset Fund). Our marketable securities portfolio, which totaled $25,145, at November 24, 2007, is diversified among eleven different money managers and sixteen different medium to large capitalization equity interests. Although there are no maturity dates for our equity investments, we will liquidate these holdings as necessary to fund operations or other growth strategies. Maturity dates on other investments in the portfolio range from one to six years. As part of our current debt facility, we have pledged certain of these securities as collateral.

The Bassett Industries Alternative Asset Fund L.P was organized under the Delaware Revised Uniform Limited Partnership Act and commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (the General Partner) of the Alternative Asset Fund. We and the General Partner are currently the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi-strategy and other market-neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. Typically, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $51,779 at November 24, 2007, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. Risks to these funds arise from possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. However, the risk to the Company is limited to the amount of the Alternative Asset Fund investment in each of the funds. We believe that the Alternative Asset Fund did not hold any investments that have a material exposure, individually or in aggregate, to residential subprime loans either directly or through structured finance entities, such as collateralized debt obligations. However, in the future, managers incorporating a multi-strategy investing mandate may participate in these securities through their distressed portfolios if the risk/return characteristics are deemed attractive.

We account for our investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represent the amount the partnership would receive if it were to liquidate its investments in the investee funds. We are entitled to affect partial withdrawals from our capital account in the Alternative Asset Fund at the end of any calendar quarter or any calendar year provided that Bassett shall be subject to the withdrawal provisions and notice periods required by the underlying managers. These notice periods range from 65 days to six months and may be subject to lockup periods of up to one year. (See Note 5 of the Consolidated Financial Statements).

Safe-harbor, forward-looking statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors", that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall retail traffic levels and consumer demand for home furnishings
- Bassett store openings
- Store closings and the profitability of the stores (independent licensees and Company-owned retail stores)
- ability to implement our Company-owned retail strategies and realize the benefits from such strategies as they are implemented
- fluctuations in the cost and availability of raw materials, labor and sourced products (including fabrics from troubled suppliers)
- results of marketing and advertising campaigns
- information and technology advances
- ability to execute new global sourcing strategies
- performance of our marketable securities portfolio and our investment in BIAAF
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption
- effects of profit improvement initiatives in our domestic wood operations
- continued profitability of our unconsolidated affiliated companies, particularly IHFC

Consolidated Balance Sheets
Bassett Furniture Industries, Incorporated and Subsidiaries
November 24, 2007 and November 25, 2006 (Restated)
(In thousands, except share and per share data)

	2007	As restated 2006
Assets		
Current assets		
Cash and cash equivalents	$ 3,538	$ 6,051
Accounts receivable, net of allowance for doubtful accounts of $7,661 and $5,746 as of November 24, 2007 and November 25, 2006, respectively	38,612	38,253
Inventories	50,550	48,880
Deferred income taxes	6,001	6,391
Assets held for sale	—	1,091
Other current assets	12,421	6,812
Total current assets	111,122	107,478
Property and equipment, net	53,225	58,925
Investments	76,924	78,617
Retail real estate	31,207	33,501
Notes receivable, net of allowance for doubtful accounts of $1,700 and $2,855 as of November 24, 2007 and November 25, 2006, respectively	14,128	13,391
Deferred income taxes	9,902	5,953
Other	14,195	12,368
	146,356	143,830
Total assets	$310,703	$310,233
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 26,104	$ 16,927
Accrued compensation and benefits	5,611	5,561
Customer deposits	8,894	8,310
Dividends payable	2,363	2,361
Other accrued liabilities	13,622	10,401
Total current liabilities	56,594	43,560
Long-term liabilities		
Post employment benefit obligations	14,493	15,263
Long-term debt	10,000	4,000
Real estate notes payable	18,850	19,522
Other long-term liabilities	3,670	—
Distributions in excess of affiliate earnings	12,244	12,468
	59,257	51,253
Commitments and Contingencies		
Stockholders' equity		
Common stock, par value $5 a share, 50,000,000 shares authorized, issued and outstanding 11,806,592 in 2007 and 11,803,656 in 2006	59,033	59,018
Retained earnings	131,725	151,089
Additional paid-in-capital	2,180	1,993
Accumulated other comprehensive income	1,914	3,320
Total stockholders' equity	194,852	215,420
Total liabilities and stockholders' equity	$310,703	$310,233

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2007, November 25, 2006, and November 26, 2005
(In thousands, except per share data)

	2007	2006	2005
Net sales	$295,384	$328,214	$335,207
Cost of sales	195,001	225,319	236,843
Gross profit	100,383	102,895	98,364
Selling, general and administrative expenses	112,439	103,551	91,270
Income from Continued Dumping & Subsidy Offset Act	(2,135)	(1,549)	—
Restructuring and asset impairment charges	5,544	1,359	1,960
Lease exit costs	2,297	—	—
LRG settlement and debt restructuring	2,154	—	—
Income (loss) from operations	(19,916)	(466)	5,134
Income from investments	5,921	7,318	6,743
Income from unconsolidated affiliated companies, net	5,298	4,464	6,045
Interest expense	(3,671)	(3,864)	(3,242)
Other expense, net	(1,601)	(997)	(1,485)
Income (loss) before income taxes	(13,969)	6,455	13,195
Income tax (provision) benefit	4,059	(1,026)	(3,381)
Net income (loss)	$ (9,910)	$ 5,429	$ 9,814
Net income (loss) per share			
Basic earnings (loss) per share:	$ (0.84)	$ 0.46	$ 0.83
Diluted earnings (loss) per share:	$ (0.84)	$ 0.46	$ 0.82

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2007, November 25, 2006 (Restated), and November 26, 2005 (Restated)

(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, November 27, 2004 as previously reported	11,735,967	$58,680	$1,373	$155,174	$2,818	$218,045
IHFC restatement adjustment (see Note 8)				(446)		(446)
Balance, November 28, 2004, as restated	11,735,967	58,680	1,373	154,728	2,818	217,599
Net income	—	—	—	9,814	—	9,814
Net change in unrealized holding gains	—	—	—	—	(166)	(166)
Comprehensive income						9,648
Dividends ($.80 per share)	—	—	—	(9,433)	—	(9,433)
Issuance of common stock	75,584	377	761	—	—	1,138
Purchase and retirement of common stock	(7,093)	(35)	(89)	—	—	(124)
Tax benefit from exercise of options	—	—	49	—	—	49
Unamortized stock compensation	—	—	(26)	—	—	(26)
Balance, November 26, 2005, as restated	11,804,458	59,022	2,068	155,109	2,652	218,851
Net income	—	—	—	5,429	—	5,429
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(205)	(205)
Net change in unrealized holding gains	—	—	—	—	873	873
Comprehensive income						6,097
Dividends ($.80 per share)	—	—	—	(9,449)	—	(9,449)
Issuance of common stock	55,637	278	561	—	—	839
Purchase and retirement of common stock	(56,439)	(282)	(702)	—	—	(984)
Stock-based compensation	—	—	66	—	—	66
Balance, November 25, 2006, as restated	11,803,656	59,018	1,993	151,089	3,320	215,420
Net loss	—	—	—	(9,910)	—	(9,910)
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(28)	(28)
Net change in unrealized holding gains	—	—	—	—	(833)	(833)
Comprehensive loss						(10,771)
Dividends ($.80 per share)	—	—	—	(9,454)	—	(9,454)
Issuance of common stock	42,236	211	365	—	—	576
Purchase and retirement of common stock	(39,300)	(196)	(350)	—	—	(546)
Stock-based compensation	—	—	172	—	—	172
Adjustment to initially apply SFAS 158, net	—	—	—	—	(545)	(545)
Balance, November 24, 2007	11,806,592	$59,033	$2,180	$131,725	$1,914	$194,852

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2007, November 25, 2006, and November 26, 2005

(In thousands)

	2007	2006	2005
Operating Activities			
Net income (loss)	$ (9,910)	$ 5,429	$ 9,814
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,089	9,253	9,674
Equity in undistributed income of investments and unconsolidated affiliated companies	(8,323)	(9,594)	(11,011)
Provision for restructuring and asset impairment costs	5,544	1,359	920
Provision for lease exit costs	2,297	—	—
LRG settlement and debt restructuring	2,154	—	—
Provision for losses on trade accounts receivable	3,852	3,364	2,603
Realized income from investments	(2,937)	(2,121)	(1,743)
Deferred income taxes	(2,963)	(1,437)	60
Other, net	669	(353)	(192)
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:			
Accounts receivable	(10,919)	(7,417)	(7,666)
Inventories	(315)	2,503	4,625
Other current assets	(5,662)	(1,477)	587
Accounts payable and accrued liabilities	8,962	(5,659)	3,232
Net Cash Provided By (Used In) Operating Activities	(8,462)	(6,150)	10,903
Investing Activities			
Purchases of property and equipment	(5,544)	(3,344)	(4,804)
Purchases of retail real estate	(375)	(3,594)	(6,286)
Proceeds from sales of property and equipment	3,176	1,736	1,644
Proceeds from sale of Weiman	—	1,300	—
Proceeds from sales of investments	16,982	21,618	17,818
Purchases of investments	(10,413)	(14,748)	(14,339)
Dividends from an affiliate	6,091	6,559	5,623
Net cash received on licensee notes	1,029	411	828
Acquisition of retail licensee stores, net of cash acquired	120	(430)	67
Other, net	(177)	833	761
Net Cash Provided By Investing Activities	10,889	10,341	1,312
Financing Activities			
Net borrowings under revolving credit arrangement	6,000	1,000	3,000
Repayments of long-term debt	(770)	(910)	(3,145)
Borrowings (repayments) under real estate notes payable	(622)	4,378	(460)
Issuance of common stock	448	745	1,065
Repurchases of common stock	(546)	(1,013)	(155)
Cash dividends	(9,450)	(9,449)	(9,433)
Net Cash Used In Financing Activities	(4,940)	(5,249)	(9,128)
Change In Cash And Cash Equivalents	(2,513)	(1,058)	3,087
Cash And Cash Equivalents—beginning of year	6,051	7,109	4,022
Cash And Cash Equivalents—end of year	$ 3,538	$ 6,051	$ 7,109

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", "the Company") based in Bassett, Va., is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct® stores, Bassett Design Centers, and other furniture stores. Bassett's full range of furniture products and accessories are primarily sold through an exclusive nation-wide network of 130 retail stores known as Bassett Furniture Direct ("BFD" or "store"), of which 98 are independently owned ("licensee operated") and 32 are controlled and consolidated by the Company ("Company-owned retail stores"). The Company sourced 49% of its wholesale products to be distributed through the store network from various countries, with the remaining volume produced at its two domestic manufacturing facilities.

2. Significant Accounting Policies

Principles of Consolidation and Fiscal Year

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation. Our fiscal year ends on the Saturday nearest November 30.

Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

Accounts Receivable and Notes Receivable

Substantially all of our trade accounts receivable and notes receivable are due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. Allowances for doubtful accounts were $7,661 and $5,746 at November 24, 2007 and November 25, 2006, respectively. Notes receivable reserves were $1,700 and $2,855 at November 24, 2007 and November 25, 2006, respectively. Accounts and notes receivable are generally secured by liens on merchandise sold to licensees.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable subject us to credit risk partially due to the concentration of amounts due from customers. In 2007 and 2006, no customer accounted for more than 10% of total net sales or total accounts receivable in the periods presented.

Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the last-in, first-out ("LIFO") method. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis.

(In thousands, except share and per share data)

Inventories accounted for under the LIFO method represented 19% and 29% of total inventory before reserves at November 24, 2007 and November 25, 2006, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations and the administration of the wholesale and Company-owned retail operations. This property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Real Estate

Retail real estate is comprised of owned and leased properties utilized by licensee operated BFD stores. These properties are located in high traffic, upscale locations that are normally occupied by large successful national retailers. This real estate is stated at cost and depreciated over the useful lives of the respective assets utilizing the straight line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter. As of November 24, 2007 and November 25, 2006, the cost of retail real estate included land totaling $6,451 and building and leasehold improvements of $31,293 and $32,267, respectively. As of November 24, 2007 and November 25, 2006, accumulated depreciation of retail real estate was $6,796 and $5,217, respectively. Depreciation expense was $1,745, $1,765, and $1,200 in 2007, 2006, and 2005, respectively.

Goodwill

As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business; Wholesale, Retail and Real Estate/Investments.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Investments

Our investments consist of a portfolio of marketable securities and the Bassett Industries Alternative Asset Fund ("Alternative Asset Fund"). We classify our marketable securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. All investments are marked-to-market and recorded at their fair value. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense. Investments in the Alternative Asset Fund are valued on the basis of net asset value, with the resultant difference from the prior valuation included in other income or expense in the accompanying statements of operations. The net asset value is determined by the investee fund based on its underlying financial instruments as provided by the general partner.

Unconsolidated Affiliated Companies

The equity method of accounting is used for our investments in affiliated companies in which we exercise significant influence but do not maintain operating control. For equity investments that have been reduced to zero through equity method losses, additional equity losses incurred have reduced notes receivable from the investee.

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances for advertising and promotional arrangements have been recorded as a reduction to revenue. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us. We are responsible for paying the delivery cost of our products. As part of our efforts to standardize wholesale pricing throughout the country, we began in July 2007 invoicing all of the store network and certain wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $5,232 of additional reported revenue and selling, general and administrative expenses for 2007.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

(In thousands, except share and per share data)

Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite management's belief that the Company's tax return positions are fully supportable, the Company may establish and has established reserves when it believes that certain tax positions are likely to be challenged and it may not fully prevail in overcoming these challenges. The Company may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company's tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

Earnings (loss) per Share

Basic earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share also considers the dilutive effect for stock options and restricted stock.

Shipping and Handling Costs

Costs incurred to deliver retail merchandise to customers are recorded in selling, general and administrative expense and totaled $2,300 for 2007, $2,775 for 2006, and $2,385 for 2005. In order to drive price consistency throughout the store network, in July 2007, we began invoicing all of the store network and certain other wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $5,232 of additional reported revenue and selling, general and administrative expenses for 2007.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $12,482, $11,194, and $9,278, in 2007, 2006, and 2005, respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Business Insurance Reserves

We have self-funded insurance programs in place to cover workers' compensation and health insurance claims. These insurance programs are subject to various stop-loss limitations and partially re-insured through a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses the consolidation of certain business enterprises ("variable interest entities" or "VIEs"), to

(In thousands, except share and per share data)

which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46R requires an entity to assess its equity investments, among other interests, to determine if they are variable interest entities. As defined in FIN 46R, VIEs are contractual, ownership or other interests in entities that change with the changes in the entities' net asset value. Variable interests in an entity may arise from guarantees, leases, borrowings and other arrangements with the VIE. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46R, is considered the primary beneficiary of the VIE. Under FIN 46R, the primary beneficiary must include the VIE's assets, liabilities and results of operations in its consolidated financial statements.

We analyzed our partnership licensee and our independent licensees under the requirements of FIN 46R. All of these licensees operate as Bassett Furniture Direct stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. Consistent with our critical accounting policies, we have recorded reserves for potential exposures related to these licensees. See Note 16 for disclosure of leases, lease guarantees and loan guarantees. Based on financial projections and best available information, all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. We completed our assessment for other potential VIEs, and concluded that these entities were not required to be consolidated by us. Since adoption of FIN 46R, we have and will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides a comprehensive model for the recognition, measurement, presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. If an income tax position exceeds a more likely than not (i.e., greater than 50%) probability of success upon tax audit, we are to recognize an income tax benefit in its financial statements. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws. This interpretation is effective for fiscal years beginning after December 15, 2006, our fiscal year ending November 29, 2008. We are currently in the process of inventorying and evaluating our uncertain tax positions to determine what impact FIN 48 will have on our results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted, our fiscal 2008 first quarter ending March 1, 2008. We are currently in the process of determining the impact, if any, that the implementation of SFAS No. 157 will have on our results of operations or financial condition.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "Fair Value Option" which provides companies with an irrevocable option to report certain assets and liabilities at fair value. SFAS No. 159 is intended to reduce the volatility in earnings and the complexity in accounting caused by differences in existing accounting rules. In addition, SFAS No. 159, helps achieve further convergence with the International Accounting Standards Board, which previously adopted a fair value option for financial instruments. It is effective for an entity's fiscal year that begins after November 15, 2007, our fiscal year ending November 29, 2008. We are currently in the process of determining the impact, if any, the irrevocable option and subsequent implementation of SFAS No. 159 would have on our results of operations or financial condition.

(In thousands, except share and per share data)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

For comparative purposes, certain amounts in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.

3. Inventories

Inventories consist of the following:

	November 24, 2007	November 25, 2006
Finished goods	$36,102	$ 34,159
Work in process	247	987
Raw materials and supplies	7,887	10,111
Retail merchandise	13,723	14,472
Total inventories on first-in, first-out cost method	57,959	59,729
LIFO adjustment	(7,409)	(10,849)
	$50,550	$ 48,880

During 2007 and 2006, we liquidated certain LIFO inventories, which decreased cost of sales by $3,440 and $3,516, respectively. We source a significant amount of our wholesale product from other countries. During 2007, we purchased $26,063 and $20,014 from two vendors, respectively, located in China.

4. Property and Equipment

	November 24, 2007	November 25, 2006
Land	$ 9,195	$ 9,195
Buildings and leasehold improvements	57,825	58,568
Machinery and equipment	86,975	101,337
	153,995	169,100
Less accumulated depreciation	(100,770)	(110,175)
	$ 53,225	$ 58,925

Depreciation expense for property and equipment was $6,625, $7,142, and $8,268, in 2007, 2006, and 2005, respectively. Net book value of property and equipment utilized by Company-owned stores for 2007, 2006 and 2005, was $28,552, $25,243 and $26,285, respectively.

(In thousands, except share and per share data)

5. Investments

Our investments consist of a 99.95% interest in the Alternative Asset Fund and a portfolio of marketable securities.

	November 24, 2007	November 25, 2006
Alternative Asset Fund	$51,779	$52,755
Marketable Securities	25,145	25,862
	$76,924	$78,617

The Alternative Asset Fund commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (General Partner) of the Alternative Asset Fund. Bassett and the General Partner are the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi-strategy and other market—neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. Typically, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $51,779 at November 24, 2007, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk.

These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. We account for the investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represents the amount the partnership would receive if it were to liquidate its investments in the investee funds. We are entitled to affect partial withdrawals from our capital account in the Alternative Asset Fund at the end of any calendar quarter or any calendar year provided that Bassett shall be subject to the withdrawal provisions and notice periods required by the underlying managers. These notice periods range from 65 days to six months and may be subject to lockup periods of up to one year.

The Alternative Asset Fund was comprised of the following investments. All investments are at fair value and all are below five percent of the respective portfolio manager's total fund investment.

	November 24, 2007	November 25, 2006
Styx Partners, L.P.	$13,974	$22,698
HBK Fund, L.P.	13,589	13,094
Contrarian Capital Trade Claims, L.P.	5,983	5,640
Drawbridge Special Opportunities Fund, L.P.	12,400	6,099
DB Zwirn Special Opportunities Fund, L.P.	5,735	5,031
Cash and Other	98	193
	$51,779	$52,755

(In thousands, except share and per share data)

Our earnings from the Alternative Asset Fund were $3,024, $5,162, and $5,000 for 2007, 2006 and 2005, respectively. We received distributions of $4,000 from the sales of investments in the Alternative Asset Fund in both 2007 and 2006.

Cost and unrealized holding gains of marketable securities are as follows:

	November 24, 2007	November 25, 2006
Fixed income securities	$ 1,361	$ 3,666
Equity securities	19,371	16,738
Total cost	20,732	20,404
Unrealized holding gains	4,413	5,458
Fair value	$25,145	$25,862

Investments in marketable securities are considered "available for sale". The realized earnings from our marketable securities portfolio which includes realized gains or losses and dividend and interest income were $2,897, $2,121 and $1,743 for 2007, 2006 and 2005, respectively. The change in unrealized holding gains of $(1,045), $1,314, and $(259) is recorded in accumulated other comprehensive income, net of taxes of $212 for 2007, $(441) for 2006, and $93 for 2005.

6. Income from the Continued Dumping and Subsidy Offset Act

In 2000, the United States Congress passed the Continued Dumping and Subsidy Offset Act (CDSOA). The Act requires that revenues from antidumping and countervailing duties on designated imports be distributed, on an annual basis, to the domestic producers that were either petitioners or interested parties supporting the petition that resulted in duties being levied. The CDSOA originally targeted the steel industry and eventually spread to other industries, including the furniture industry, specifically targeting wooden bedroom furniture produced in China. We supported the petition on wooden bedroom furniture produced in China. We recognized $2,135 and $1,549 of CDSOA income in 2007 and 2006, respectively. Amounts received in 2005 were insignificant.

In early 2006, legislation was enacted that ends CDSOA distributions for monies collected after September 30, 2007. Therefore, we expect that distributions after 2007 will be reduced and will eventually cease.

7. Goodwill

The Company had $3,548 and $3,463 of goodwill as of November 24, 2007 and November 25, 2006, respectively, recorded as part of other long-term assets in the accompanying consolidated balance sheets.

In 2006, we performed our annual goodwill impairment review and determined that the goodwill associated with our retail reporting unit was impaired and recorded a $1,359 charge to write-off all of the retail goodwill. The overall retail furniture environment and the markets in which our Company-owned stores operated, in particular, softened considerably more than anticipated. In addition, our strategy to streamline and standardize operations to reduce overhead and other costs took more time to implement than expected. Higher gasoline costs and interest rates combined with decreased housing starts contributed to the difficult retail furniture environment. These factors led to increased promotional discounts on our products in an attempt to maintain sales volumes that resulted in a significant increase in the operating losses for our Company-owned stores.

(In thousands, except share and per share data)

Our discounted cash flow analysis for 2007 on the goodwill associated with our wholesale reporting unit indicated that the carrying value was realizable from future cash flows and that the fair value of the reporting unit was in excess of 110% of the book value.

The carrying value of our goodwill by reporting unit and the activity for fiscal 2007 and 2006 is as follows:

	Wholesale	Retail	Real Estate/ Investments	Total
Balance as of November 26, 2005	$3,127	$ 1,145	$—	$ 4,272
Goodwill from acquisitions	278	109	—	387
Other activity	58	105	—	163
Fourth quarter impairment charge	—	(1,359)	—	(1,359)
Balance as of November 25, 2006	$3,463	$ —	$—	$ 3,463
Goodwill from acquisitions	120	—	—	120
Other activity	(35)	—	—	(35)
Balance as of November 24, 2007	$3,548	$ —	$—	$ 3,548

8. Unconsolidated Affiliated Companies

International Home Furnishings Center

The International Home Furnishings Center ("IHFC") owns and leases showroom space in High Point, North Carolina. Our ownership interest is 46.9% and is accounted for using the equity method. During the fourth quarter of 2007, IHFC determined that the method of accounting for its post-retirement health care plan did not conform to the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and restated its 2006 and 2005 operating results. As a result of this restatement and in accordance with SFAS No. 154, "Accounting Changes and Error Corrections", we have restated the balance of our equity investment as of the beginning of the year ended November 26, 2005 by increasing the negative balance in the investment by $742 (reflected as "Distributions in excess of affiliate earnings" in the consolidated balance sheet), increasing deferred tax assets by $296 and reducing retained earnings by $446. Due to the immateriality of the effects of the IHFC restatement on the Company's statements of operations and cash flows for 2006 and 2005, no adjustments have been recorded in those previously reported statements; however, $42 was recorded as a reduction to the income recognized in 2007 as the cumulative impact of 2006 and 2005 unrecorded expense.

Our investment reflects a credit balance due to our cumulative receipt of dividends exceeding our cumulative portion of IHFC's earnings. The credit balance was $12,244 and $12,468 at November 24, 2007 and November 25, 2006, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets. This negative book value resulted from IHFC's refinancing of its real estate based on the market value of the property and using the proceeds to pay a special dividend to its owners. The carrying value of our investment in IHFC is greater than the underlying deficit in the IHFC financial statements by $16,997.

Our share of earnings and dividends from this investment were as follows:

	Earnings Recognized	Dividends Received
Fiscal 2007	$6,316	$6,091
Fiscal 2006	6,666	6,560
Fiscal 2005	6,367	5,623

(In thousands, except share and per share data)

Summarized financial information for IHFC is as follows:

	2007	Restated 2006	Restated 2005
Current assets	$ 16,935	$ 19,871	$ 25,015
Non-current assets	48,284	47,535	46,229
Current liabilities	15,243	19,566	17,756
Long-term liabilities	112,625	110,906	117,695
Revenues	47,089	46,764	46,411
Net income	13,570	14,198	13,533

The complete financial statements of IHFC are included in our annual report on Form 10-K. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its book value of negative $12,244 at November 24, 2007.

We also lease 28,576 square feet of showroom space from IHFC at what we believe to be competitive market rates.

Other affiliates

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of our customers. Our investment balance was $4,842 at November 24, 2007 and $5,264 at November 25, 2006 and is recorded in other long-term assets. Company-owned retail stores paid Zenith approximately $3,518, $3,700, and $2,589, for freight expense in 2007, 2006, and 2005, respectively. We recorded the following income (losses) in other income, net in our consolidated statements of operations:

	2007	2006	2005
Income (losses) in other income, net	$(422)	$(248)	$500

On February 28, 2007, we entered into an agreement with BFD Northeast, LLC ("BFDNE") whereby we contributed our 30% interest in BFDNE to BFDNE in exchange for certain assets (primarily inventory and leasehold improvements) of BFDNE's two stores in Boston, Massachusetts with an estimated fair value of $2,031, and the assumption of $770 of BFDNE's outstanding bank debt. As part of the transaction, we also restructured amounts BFDNE previously owed us including converting $3,400 of accounts receivable into a long-term note receivable. No goodwill or identified intangible assets were recorded as part of this transaction. The consolidated statements of operations include the results of these two stores since March 1, 2007.

Prior to the BFDNE transaction, we accounted for our 30% investment in BFDNE using the equity method of accounting. Accordingly, we recorded the following losses in other income, net in our consolidated statements of operations:

	2007	2006	2005
Losses in other income, net	$(595)	$(1,954)	$(166)

(In thousands, except share and per share data)

9. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	November 24, 2007	November 25, 2006	November 26, 2005
Statutory federal income tax rate	(35.0)%	35.0%	35.0%
Dividends received deduction	(13.9)	(33.2)	(14.2)
Adjustment to deferred tax asset related to LRG investment becoming wholly owned	17.1	—	—
Goodwill impairment	—	7.4	—
Change in income tax valuation allowance	1.9	6.3	3.8
Change in income tax reserves	0.6	1.1	(2.8)
State income tax, net of federal benefit	(1.5)	—	4.4
Other	1.7	(0.7)	(0.5)
Effective income tax rate	(29.1)%	15.9%	25.7%

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest parties of LRG Furniture, LLC. As part of the settlement and debt restructuring, we purchased the remaining 20% interest in LRG and restructured certain debt obligations to be paid out over the next six years. In conjunction with the acquisition, the Company recorded a tax charge of $2,383 associated with the write-off of deferred tax assets due to the termination of the LRG partnership.

The components of the income tax provision (benefit) are as follows:

	November 24, 2007	November 25, 2006	November 26, 2005
Current:			
Federal	$(2,012)	$ 1,608	$2,739
State	916	855	582
Deferred:			
Federal	(2,417)	(1,411)	(137)
State	(546)	(26)	197
Total	$(4,059)	$ 1,026	$3,381

(In thousands, except share and per share data)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 24, 2007	(As restated) November 25, 2006
Deferred income tax assets:		
Trade accounts receivable	$ 2,988	$ 3,344
Inventories	1,600	1,466
Property and equipment	1,561	—
Retirement benefits	5,888	5,651
State net operating loss carryforwards	1,227	1,499
Net distributions from affiliates in excess of income	3,270	4,918
Lease termination accruals	843	—
Other	1,404	1,671
Gross deferred income tax assets	18,781	18,549
State net operating loss carryforward valuation allowance	(1,047)	(1,406)
Total deferred income tax assets	17,734	17,143
Deferred income tax liabilities:		
Property and equipment	—	2,679
Prepaid expenses and other	110	155
Unrealized holding gains	1,721	1,965
Total gross deferred income tax liabilities	1,831	4,799
Net deferred income tax assets	$15,903	$12,344

The valuation allowance for deferred tax assets decreased on a net basis by $359 in 2007 primarily due to a change in tax law for one state whereby previously generated net operating loss carryforwards have been effectively eliminated and converted to tax credits of nominal value to be used against the new state taxing methodology. This decrease has no impact on tax expense. The decrease was partially offset by losses in certain states generated in the current year for which we have concluded it is more likely than not that these tax benefits would not be realized prior to expiration and resulted in additional valuation allowance of $265 which increased tax expense. We have state net operating loss carryforwards for tax purposes available to offset future taxable state income of $28,102, which expire in varying amounts between 2008 and 2027. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. When realization of any of these previously-reserved carryforwards is more likely than not to occur, the benefit would be recognized as a reduction to income tax expense in that period. The Company is currently in the process of performing a legal entity reorganization that may result in the ability to more readily realize certain state tax carryforwards on a prospective basis.

We have $733 and $1,040 in tax contingency reserves as of November 24, 2007 and November 25, 2006, respectively. Despite our belief that our tax return positions are fully supportable, reserves are established in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", where we believe that certain tax positions are likely to be challenged and we may not fully prevail in overcoming these challenges. We may adjust these tax contingency reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. Our tax expense includes the impact of tax contingency reserve positions and changes to tax reserves that we consider appropriate, as well as related interest. In fiscal 2007, our tax expense was increased by $83 relating to the accrual of interest on

(In thousands, except share and per share data)

existing tax reserve positions. The $390 decrease to the tax contingency reserve primarily related to the resolution and payment of certain state tax matters and did not impact tax expense. In fiscal 2006, our tax expense was increased $439 related to certain state tax matters and interest on certain timing differences and was decreased $370 related to the resolution of certain partnership accounting issues resulting in a net increase to the tax reserves of $69. In fiscal 2005, our tax expense was increased $139 related to interest on certain timing differences and was decreased $697 primarily related to the resolution of certain partnership accounting issues, state tax matters and permanent deductions resulting in net decrease to the tax reserves of $558. We cannot predict when or if any other future tax payments related to these tax positions may occur. Therefore, all of the reserves for these positions are classified as current liabilities in our balance sheet.

Income taxes paid, net of refunds received, during 2007, 2006, and 2005 were $1,785, $3,579, and $1,570, respectively.

10. Real Estate Notes Payable and Other Long-Term Debt

Certain of our retail real estate properties have been financed through commercial mortgages which are payable over periods of six to twenty years and have interest rates ranging from 6.73% to 9.18%. These mortgages are collateralized by the respective properties with net book value of $25,767 at November 24, 2007. The current portion of these mortgages, $672 and $622 as of November 24, 2007 and November 25, 2006, respectively, has been included as a current liability in other accrued liabilities in the accompanying consolidated balance sheet. The long-term portion, $18,850 and $19,522 as of November 24, 2007, and November 25, 2006, respectively, is presented as real estate notes payable in the consolidated balance sheet. The fair value of our real estate notes payable was $20,044 and $21,026 at November 24, 2007 and November 25, 2006, respectively. Our weighted average interest rate was 7.94% at November 24, 2007 and November 25, 2006. Interest paid on our mortgages during 2007, 2006 and 2005 was $1,587, $1,293 and $1,384, respectively.

Maturities of real estate notes payable are as follows:

2008	$ 672
2009	729
2010	8,379
2011	5,447
2012	172
Thereafter	4,123
	$19,522

We amended our existing revolving credit facility in October 2007 by extending the agreement by two years and amending certain covenants. The credit facility provides for borrowings of up to $40,000 at a variable interest rate of LIBOR plus 1.5% (6.19% on November 24, 2007). The facility is secured by a pledge of certain marketable securities and substantially all of our receivables and inventories. Borrowings under the facility, which matures November 30, 2009, totaled $10,000 and $4,000 at November 24, 2007 and November 25, 2006, respectively. After coverage for letters of credit, we had $15,331 available for borrowing under the facility at November 24, 2007. The average interest rate was 6.78% for the year ended November 24, 2007. Interest paid on our credit facility during 2007, 2006, and 2005 was $1,187, $873, and $619, respectively.

This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of net worth. We were in compliance with these covenants as of November 24, 2007.

Total interest paid during 2007, 2006 and 2005 was $2,774, $2,166 and $2,003, respectively.

11. Post-Employment Benefit Obligations

Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which amount is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is divided into (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, and (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies with a current net death benefit of $6,598 on these executives and expect to substantially fund this death benefit through the proceeds received upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

We have adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), as of November 24, 2007. In accordance with SFAS 158, our fiscal year 2006 accounting and related disclosures were not affected by the adoption of the new standard. The table below summarizes the incremental effects of SFAS 158 adoption on the individual line items in our Consolidated Balance Sheet at November 24, 2007 (in thousands):

	Pre-SFAS 158 Adoption	SFAS 158 Adjustment	Post-SFAS 158 Adoption
Assets:			
Long-Term deferred income taxes	9,538	$ 364	$ 9,902
Other	14,662	(467)	14,195
Liabilities:			
Other accrued liabilities	12,638	984	13,622
Post-employment benefit obligations	15,077	(584)	14,493
Stockholders' Equity:			
Accumulated other comprehensive income	2,459	(545)	1,914

(In thousands, except share and per share data)

Summarized information for the plan measured as of the end of each year presented, is as follows:

	2007	2006
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 12,819	$ 12,036
Service cost	101	89
Interest cost	676	631
Actuarial losses (gains)	(579)	1,101
Benefits paid	(983)	(1,038)
Projected benefit obligation at end of year (Funded Status)	$ 12,034	$ 12,819
Accumulated Benefit Obligation	$ 11,634	$ 11,730
Unrecognized transition obligation	$ —	$ (511)
Unrecognized actuarial loss	—	(1,432)
Additional minimum liability recorded as intangible asset	—	511
Additional minimum liability recorded in accumulated other comprehensive income	—	343
Net amount recorded as post employment benefit obligations	$ 23,668	$ 23,460
Amounts recognized in the consolidated balance sheet:	$ —	$ —
Current liabilities	(984)	—
Noncurrent liabilities	(11,050)	(11,730)
	$(12,034)	$(11,730)
Amounts recognized in accumulated other comprehensive income:		
Additional minimum liablity	$ —	$ 343
Transition obligation	455	—
Actuarial loss	842	—
Net amount recognized	$ 1,297	$ 343
Total recognized in net periodic benefit cost and accumulated other comprehensive income:	$ 2,128	$ 1,105

	2007	2006	2005
Components of Net Periodic Pension Cost:			
Service cost	$ 101	$ 89	$ 88
Interest cost	676	631	661
Amortization of transition obligation	42	42	42
Amortization of unrecognized actuarial loss	12	—	—
Net periodic pension cost	$ 831	$ 762	$ 791
Assumptions used to determine net periodic pension cost:			
Discount rate	5.50%	5.75%	5.50%
Increase in future compensation levels	3.00%	6.00%	6.00%
Estimated Future Benefit Payments (with mortality):			
Fiscal 2008	$1,193		
Fiscal 2009	1,160		
Fiscal 2010	1,124		
Fiscal 2011	1,084		
Fiscal 2012	1,041		
Fiscal 2013 through 2017	4,469		

(In thousands, except share and per share data)

Deferred Compensation Plan

We have an unfunded Deferred Compensation Plan that covers two current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $450, $454, and $458 in fiscal 2007, 2006, and 2005, respectively, associated with the plan. Our liability under this plan was $3,443 and $3,533 as of November 24, 2007 and November 25, 2006, respectively, and is reflected in post employment benefit obligations.

Defined Contribution Plan

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Prior to October 1, 2006, employee contributions to the Plan were matched by us at the rate of 115% of the first 2% through 5% of the employee's contribution, based on years of service. Beginning October 1, 2006, employee contributions are matched at the rate of 50% of up to 8% of gross pay, regardless of years of service. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2007, 2006, and 2005 were approximately $783, $875, and $1,059, respectively.

12. Capital Stock and Stock Compensation

In the first quarter of fiscal 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment, ("SFAS No. 123R") which revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" for our stock-based employee and director compensation plans. SFAS 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). Prior to the adoption of SFAS No. 123R, as permitted by SFAS No. 123, the Company accounted for similar transactions in accordance with APB No. 25 which employed the intrinsic value method of measuring compensation cost. Accordingly, no compensation expense was recognized in the statements of income for options granted with exercise prices equal to the fair value of the Company's common stock on the date of grant.

Effective for the first quarter of fiscal 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective approach to transition. Accordingly, prior year amounts have not been restated. Under the modified prospective approach, the provisions of SFAS No. 123R are to be applied to new awards granted after November 27, 2005, and the Company is required to recognize compensation expense for stock options granted prior to the adoption of SFAS No. 123R under the fair value method and recognize those amounts over the remaining vesting period of the stock options. The Company's results of operations for the years ending November 24, 2007 and November 25, 2006, include $228 and $151, respectively of compensation expense related to restricted stock and stock options.

We had a Long Term Incentive Stock Option Plan that was adopted in 1993 (the "1993 Plan") and expired in 2003. Under the 1993 Plan, we had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expire at various dates through 2007. Under the Employee Stock Plan adopted in 1997 (the "1997 Plan"), we reserved for issuance 950,000 shares of common stock. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance in 2000. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years. We have approximately 691,432 shares available for grant under the 1997 Plan at November 24, 2007.

(In thousands, except share and per share data)

We had a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000, which expired in 2003. Under this stock option plan, we reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance in 2001. No shares were available for grant under the plan at November 24, 2007. These options are exercisable for 10 years commencing six months after the date of grant.

During 2005, we adopted a Non-Employee Directors Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorized incentive awards in the form of restricted stock or stock grants. All Directors of the Company who are not full-time employees of the Company are eligible to receive incentive awards under the Incentive Plan. There were 100,000 shares of common stock reserved for grant under the Incentive Plan. Shares available for grant under the Incentive Plan were 82,705 and 89,059 at November 24, 2007 and November 25, 2006, respectively.

Option activity under the foregoing plans is as follows:

	Number of shares	Weighted average price per share
Outstanding at November 27, 2004	1,468,031	$ 20.43
Granted	—	—
Exercised	(62,362)	14.28
Forfeited	(79,259)	23.53
Outstanding at November 26, 2005	1,326,410	20.54
Granted	150,000	16.96
Exercised	(22,500)	15.83
Forfeited	(38,000)	23.67
Outstanding at November 25, 2006	1,415,910	20.15
Granted	213,500	11.71
Exercised	(19,000)	13.79
Forfeited	(119,725)	24.83
Outstanding at November 24, 2007	1,490,685	$ 18.64
Exercisable at November 24, 2007	1,164,685	$ 20.08
Exercisable at November 25, 2006	1,262,577	$ 20.54
Exercisable at November 26, 2005	1,318,744	$ 20.57

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated average of the life of options, and forfeitures are estimated on the date of grant based on certain historical data. The weighted average for key assumptions used in determining the fair value of options granted during 2007 and 2006 are as follows:

	2007	2006
Expected life of options in years	5	5
Risk-free interest rate	4.2%	5.1%
Expected volatility	25.0%	30.0%
Dividend yield	7.0%	4.5%

(In thousands, except share and per share data)

As of November 24, 2007 and November 25, 2006, there were 326,000 and 153,333 unvested stock options, respectively and $640 and $504, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Substantially all of these options vest over four years with 25% vesting on each anniversary date. The weighted average grant date fair value of these unvested options at November 24, 2007 and November 25, 2006 was $2.22 and $3.70, respectively. As of November 24, 2007 and November 25, 2006, there were 1,164,685 and 1,262,577 vested stock options with a weighted average grant date fair value of $5.43 and $5.60, respectively. The weighted average grant date fair value of forfeited options at November 24, 2007 and November 25, 2006 was $6.90 and $6.56, respectively.

The weighted average fair value of options granted during 2007 and 2006 were $1.44 and $3.71, respectively. No options were granted during 2005. The aggregate intrinsic value of options outstanding and exercisable at November 24, 2007 and November 25, 2006 was $0 and $1,407, respectively. The aggregate intrinsic value of options exercised during 2007 and 2006 was $50 and $47, respectively.

The following pro forma information is presented as if we had adopted the fair value method for recognition purposes under SFAS No. 123R for all outstanding and unvested awards in the prior year comparable periods.

	Year Ended November 26, 2005
Net income:	
As reported	$9,814
Less: pro forma expense, net of tax, related to stock options	(49)
Pro forma net income	$9,765
Earnings per share:	
As reported	
Basic	$ 0.83
Diluted	0.82
Pro forma	
Basic	$ 0.83
Diluted	0.82

We implemented an Employee Stock Purchase Plan ("ESPP") in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the plan we sold 16,882, 14,213 and 13,713 shares to employees in 2007, 2006 and 2005, respectively, which resulted in an immaterial amount of compensation expense.

We issued 7,800 shares of restricted stock in 2006, under the 1997 Plan. These shares vest over a two year period with half vesting after one year of service and the other half vesting after two years of service. As of November 24, 2007 and November 25, 2006, there was $38 and $66 of total unrecognized compensation expense related to the restricted shares.

Our Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the right's exercise price, a certain number of shares of our Common Stock, other securities or property.

(In thousands, except share and per share data)

For various price ranges, weighted-average characteristics of outstanding stock options at November 24, 2007, were as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$9.68 - $12.90	174,000	9.2	$10.70	18,000	$11.56
12.91 - 16.12	573,638	3.6	14.98	516,138	15.00
16.13 - 19.35	161,500	8.2	16.91	49,000	16.79
19.36 - 22.57	369,000	4.7	21.38	369,000	21.38
22.58 - 25.80	10,000	1.3	22.81	10,000	22.81
25.81 - 29.02	9,500	0.4	29.00	9,500	29.00
29.03 - 32.25	193,047	0.3	32.21	193,047	32.21
	1,490,685			1,164,685	

13. Restructuring, Asset Impairment, and Other Charges

In the first quarter of 2007, we announced the closure of our wood manufacturing facility in Bassett, Va. The closure of the 323,000 square foot facility was completed during June of 2007 and affected approximately 280 employees or 15 percent of the Company's workforce. As a result, we recorded $3,609 of asset impairment charges and $960 of restructuring charges, largely related to severance. We have experienced margin improvement as we have effectively sourced certain of the products previously produced at the plant from overseas vendors. As of November 24, 2007, we have disbursed $828 leaving $132 to be paid primarily during the first half of 2008.

During the second quarter of 2007, we also reduced our leased showroom space in the International Home Furnishings Center by approximately 60%. In connection with this decision, we recorded a $975 charge to writeoff the net book value of the corresponding capitalized tenant improvements. Beginning in May of 2007, we began incurring reduced rental expenses for the remaining showroom space.

As part of our expense reduction initiatives, we concluded during 2007 that four of our leased store locations would no longer be used by us as retail furniture locations. We have finalized sublease agreements for two of the stores thereby reducing our future cash outlays. Although no sublessee has been identified for the other store leases, we are actively marketing these locations. In accordance with FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", we recorded a $2,297 charge to recognize the future obligations associated with the leases, net of estimated sublease income. This charge was recorded in restructuring and asset impairment charges in the consolidated statement of operations.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This $2,154 liability bears interest at 6.0% and is payable quarterly with principal amounts ranging from $50 to $75 depending on available cash flow, as defined, from LRG. As part of the settlement, we purchased the remaining 20% interest in LRG for an additional $100. In conjunction with the settlement and debt restructuring, we recorded a tax charge of $2,383 associated with the write-off of deferred taxes due to the termination of the LRG partnership.

During the first quarter of 2007, we completed the sale of the Macon plant which was previously recorded in assets held for sale. Net cash proceeds, which were all received in the first quarter of 2007, were $1,009.

(In thousands, except share and per share data)

During fiscal year 2005, we closed our wood manufacturing facility in Mt. Airy, N.C. and recorded an asset impairment charge of $920 and a restructuring charge of $1,040, largely related to employee severance.

14. Acquisition of Retail Licensee Stores

During the second quarter of 2005, we acquired a 76% ownership interest in our Dallas, Texas BFD store operation ("BFD-Dallas"). BFD-Dallas consisted of eight BFD stores in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. As such, as of the end of our fiscal 2005 second quarter, we began consolidating BFD-Dallas results of operations into our consolidated statements of operations.

During the third quarter of 2005, we acquired 100% of the assets of our BFD licensee in upstate New York ("BFD-UNY") and an additional 36% interest in our BFD licensee in Atlanta, Georgia ("BFD-Atlanta") bringing our total ownership interest to 66%. BFD-UNY consists of two BFD stores in Rochester, N.Y., and one store in Buffalo, N.Y. BFD-Atlanta consisted of four BFD stores in the greater Atlanta, Ga., metropolitan area. We accounted for these transactions using the purchase method of accounting. We began consolidating BFD-UNY's results of operations into our consolidated statements of operations in August 2005. We began consolidating BFD-Atlanta's results of operations into our consolidated statements of operations in September 2005.

The aggregate purchase consideration for these three transactions was $3,550, which included $1,050 of cash and $2,500 of notes receivable converted to equity. The acquisitions included assets of $16,768 comprised of cash of $946, inventory of $8,336, notes receivable of $4,100, fixed assets of $2,415 and other assets of $971. We assumed liabilities of $22,481 comprised of various accounts and notes payable to the Company of $13,555, other accounts payable of $6,512 and long-term debt of $2,414.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the respective dates of acquisition which were consolidated into our balance sheet:

Fair value of assets acquired	$ 16,768
Fair value of liabilities assumed	22,481
Net liabilities assumed	5,713
Purchase consideration	3,550
Goodwill and other intangibles before adjustments	9,263
Less identifiable intangible assets	(710)
Reversal of specific reserves associated with these licensees	(4,586)
Goodwill	$ 3,967

Prior to the acquisitions, we had $8,968 of accounts and notes receivable from the licensees net of bad debt reserves of $4,586. At the time of the acquisition, those reserves were used to reduce the amount of goodwill associated with the acquisitions. In addition, because of the negative book value of the acquired licensees, the resulting asset associated with minority interest for the Dallas and Atlanta licensees was recorded as an increase to goodwill. The identifiable intangible assets primarily consist of the value of the licensees' customer bases and will be amortized over five years.

(In thousands, except share and per share data)

The acquisitions discussed above are central to our overall retail strategies and the purchase consideration paid for these transactions was based on both maintaining distribution for our wholesale business and generating a reasonable store level retail return from these operations. Therefore, we allocated $1,116 of the goodwill to our retail segment and $2,851 to our wholesale segment.

The following unaudited pro forma financial information for 2005 is presented to illustrate what the estimated effect of the 2005 acquisitions of BFD-Dallas and BFD-Atlanta would have been if the transactions had occurred as of the beginning of each period presented below. The pro forma results do not include the acquisition of BFD-UNY as complete and accurate financial information was not available for those periods. The pro forma information shows sales net of elimination of inter-company sales and profit. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date nor is it necessarily indicative of future results.

	Unaudited Pro Forma November 26, 2005
Net sales	$344,415
Net income	$ 7,282
Diluted earnings per share	$ 0.61

During the first quarter of 2006, we purchased the remaining 34% interest in BFD-Atlanta for $200 and recorded an additional $137 of goodwill. During the second quarter of 2006, we purchased an additional 15% interest in BFD-Dallas for $230 and recorded an additional $222 of goodwill. During the first quarter of 2007, we acquired the remaining 9% of BFD-Dallas for $120.

Effective November 1, 2007, we acquired the operations of two stores in the Charleston, South Carolina area from a licensee for its net book value. Immediately upon acquisition, we began the process of closing one of the stores. Subsequent to year-end, we entered into an agreement to acquire the real estate for these stores from this licensee for $6,800.

15. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

In cooperation with the Consumer Product Safety Commission, we announced in November 2007 the voluntary recall of certain Wendy Bellissimo Collection convertible cribs sold exclusively at Babies "R" Us. During the fourth quarter, the Company recorded a $819 charge largely for product to be returned, crib repair kits, customer refunds and other costs associated with the recall. The Company plans to have newly-designed Wendy Bellissimo cribs on the floor at Babies "R" Us early in the second quarter of 2008.

(In thousands, except share and per share data)

16. Leases, Lease Guarantees and Loan Guarantees

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of independent and partnership licensee BFD stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IHFC, which is priced at what we believe to be a market rate. Lease terms range from one to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 24, 2007:

2008	$ 13,811
2009	13,423
2010	13,057
2011	12,383
2012	12,086
Thereafter	31,633
	$ 96,393

Lease expense was $12,679, $11,507, and $7,726 for 2007, 2006, and 2005, respectively.

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BFD stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett, excluding subleases based on a percentage of sales.

2008	$ 5,387
2009	5,535
2010	5,380
2011	4,756
2012	4,792
Thereafter	12,340
	$38,190

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $838 in 2007, $775 in 2006, and $684 in 2005 and is reflected in other expense, net in the accompanying consolidated statements of operations.

As part of the expansion strategy for our BFD program, we have guaranteed certain lease obligations and real estate loan obligations of licensee operators. Lease guarantees range from one to ten years. The guarantee party is generally required to make periodic fee payments to us in exchange for the guarantee. We were contingently liable under licensee lease obligation guarantees in the amount of $12,672 and $20,566 at November 24, 2007 and November 25, 2006, respectively.

We have also guaranteed loans of certain of our BFD dealers to finance initial inventory packages for those stores. Loan guarantees have three year terms, are collateralized by the inventory and generally carry a personal guarantee of the independent dealer. The total contingent liability with respect to these loan guarantees as of November 24, 2007, and November 25, 2006, was $9,056 and $10,047, respectively.

(In thousands, except share and per share data)

In the event of default by an independent dealer under the guaranteed lease or loan, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations. The fair value of guarantees at November 25, 2007 and November 25, 2006, were $428 and $410, respectively, and are recorded in accrued liabilities in the accompanying consolidated balance sheets.

17. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

	Shares	Net Income (loss)	Earnings (loss) Per Share
2007:			
Basic EPS	11,810,055	$(9,910)	$(0.84)
Effect of Options	—	—	—
Diluted EPS	11,810,055	$(9,910)	$(0.84)
2006:			
Basic EPS	11,808,053	$ 5,429	$ 0.46
Effect of Options	93,530	—	—
Diluted EPS	11,901,583	$ 5,429	$ 0.46
2005:			
Basic EPS	11,785,613	$ 9,814	$ 0.83
Effect of Options	137,112	—	(0.01)
Diluted EPS	11,922,725	$ 9,814	$ 0.82

Due to the net loss in 2007, the potentially dilutive securities would have been antidilutive and are therefore excluded.

Options to purchase 1,490,685 shares of common stock in 2007, 701,272 shares of common stock in 2006, and 732,272 shares of common stock in 2005 were outstanding at the end of each such fiscal year and were excluded from the computation as their effect is antidilutive.

18. Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses. During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in this segment.

Our retail segment consists of Company-owned BFD stores. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

(In thousands, except share and per share data)

Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is significant to our consolidated statements of operations. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our consolidated balance sheet. See Note 8 for a further discussion of IHFC.

Inter-Company net sales elimination represents the elimination of wholesale sales to our Company-owned BFD stores. Inter-company income elimination represents the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer.

The following table presents segment information for each of the last three fiscal years:

	November 24, 2007	November 25, 2006	November 26, 2005
Net Sales			
Wholesale	$247,676	$284,803	$301,250
Retail	87,537	84,401	70,480
Inter-company elimination	(39,829)	(40,990)	(36,523)
Consolidated	$295,384	$328,214	$335,207
Income(loss) from Operations			
Wholesale	$ (964)	$ 12,096	$ 9,547
Retail	(10,780)	(12,126)	(1,661)
Inter-company elimination	(312)	(626)	(792)
Restructuring and impaired asset charges	(5,544)	(1,359)	(1,960)
Income from CDSOA	2,135	1,549	—
Lease exit costs	(2,297)	—	—
LRG settlement and debt restructuring	(2,154)	—	—
Consolidated	$(19,916)	$ (466)	$ 5,134
Identifiable Assets			
Wholesale	$149,627	$147,557	$150,072
Retail	52,624	50,558	54,852
Investments and real estate	108,452	112,118	108,530
Consolidated	$310,703	$310,233	$313,454
Depreciation and Amortization			
Wholesale	$ 5,570	$ 5,695	$ 7,032
Retail	1,706	1,793	1,442
Investments and real estate	1,813	1,765	1,200
Consolidated	$ 9,089	$ 9,253	$ 9,674
Capital Expenditures			
Wholesale	$ 1,818	$ 2,822	$ 3,722
Retail	3,726	522	1,082
Investments and real estate	375	3,594	6,286
Consolidated	$ 5,919	$ 6,938	$ 11,090

Notes to Consolidated Financial Statements—Continued
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	November 24, 2007	November 25, 2006	November 26, 2005
Wood	56%	58%	60%
Upholstery	44%	42%	40%
	100%	100%	100%

19. Quarterly Results of Operations (unaudited)

	2007			
	First(1)	Second(2)	Third	Fourth(3)
Net sales	$73,420	$75,432	$70,497	$76,035
Gross profit	22,311	23,946	24,650	29,476
Net income (loss)	(4,188)	(2,420)	676	(3,978)
Basic earnings (loss) per share	(0.35)	(0.20)	0.06	(0.35)
Diluted earnings (loss) per share	(0.35)	(0.20)	0.06	(0.35)

	2006			
	First	Second	Third	Fourth(4)
Net sales	$86,489	$87,663	$77,560	$76,502
Gross profit	27,338	27,776	23,334	24,447
Net income	2,180	2,833	57	359
Basic earnings per share	0.18	0.24	0.01	0.03
Diluted earnings per share	0.18	0.24	0.01	0.03

(1) Includes asset impairment charge of $3,609 related to the closure of the Bassett plant. See Note 13 for further details.

(2) Includes charges of $1,934 for lease exit costs, $975 write-off leasehold improvements for our showroom and $960 of severance charges associated with the closure of the Bassett plant. See Note 13 for further details.

(3) Includes charges of $2,154 for the LRG settlement and debt restructuring, $2,383 for the write-off of deferred tax assets associated with LRG, and income of $2,135 associated with the Continued Dumping & Subsidy Offset Act. See Note 6 for further details.

(4) Includes a liquidation of LIFO inventories that increased gross profit by $1,958. See Note 3 for further details.

Other Business Data
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands, except share and per share data)

SELECTED FINANCIAL DATA

The selected financial data set forth below for the fiscal years indicated were derived from our audited consolidated financial statements. The information should be read in conjunction with our consolidated financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report.

	2007	2006	2005	2004	2003
Net sales	$ 295,384	$ 328,214	$ 335,207	$ 315,654	$ 316,857
Cost of sales	$ 195,001	$ 225,319	$ 236,843	$ 234,612	$ 234,861
Operating profit (loss)	$ (19,916)(1)	$ (466)	$ 5,134	$ 3,727(2)	$ (1,230)(3)
Other income, net	$ 5,947	$ 6,921	$ 8,061	$ 7,123	$ 6,097
Income (loss) before income taxes	$ (13,969)	$ 6,455	$ 13,195	$ 10,850	$ 4,867
Income tax expense (benefit)	$ (4,059)	$ 1,026	$ 3,381	$ 2,641	$ 462
Net income (loss)	$ (9,910)	$ 5,429	$ 9,814	$ 8,209	$ (470)(4)
Diluted earnings (loss) per share	$ (0.84)	$ 0.46	$ 0.82	$ 0.69	$ (0.04)
Cash dividends declared	$ 9,450	$ 9,449	$ 9,433	$ 9,355	$ 9,261
Cash dividends per share	$ 0.80	$ 0.80	$ 0.80	$ 0.80	$ 0.80
Total assets	$ 310,703	$ 310,223	$ 313,158	$ 299,477	$ 281,891
Long-term debt	$ 28,850	$ 23,522	$ 19,054	$ 15,604	$ —
Current ratio	1.96 to 1	2.47 to 1	2.19 to 1	2.66 to 1	2.78 to 1
Book value per share	$ 16.50	$ 18.24	$ 18.61	$ 18.58	$ 18.69
Weighted average number of shares	11,810,055	11,808,053	11,785,613	11,686,649	11,608,853

(1) See note 13 to the Consolidated Financial Statements related to restructuring and asset impairment charges recorded in 2007, 2006, and 2005. See also note 6 to the Consolidated Financial Statements, with respect to funds received from the Continued Dumping and Subsidy Offset Act in 2007 and 2006.

(2) During 2004, we recorded $4,060 of restructuring and asset impairment charges and a $3,890 gain on the sale of our California upholstery operation.

(3) During 2003, we recorded $3,200 of restructuring and asset impairment charges.

(4) During 2003, we recorded a $4,875 cumulative effect adjustment related to the adoption of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51".

(dollars in thousands, except share and per share data)

STOCKHOLDER RETURN PERFORMANCE GRAPH

Presented below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index and the Company's peer group for the period commencing November 30, 2002 and ending November 24, 2007, covering the Company's five fiscal years ended November 24, 2007. The Company's peer group consists of seven publicly traded companies: the Company, Chromcraft Revington Inc., Ethan Allen Interiors, Inc., Furniture Brands International, Inc., La-Z-Boy Incorporated, the Rowe Companies and Stanley Furniture Company, Inc., each of which is in the household furniture industry. This graph assumes that $100 was invested on November 30, 2002 in the Company's Common Stock, the S&P 500 Index and the peer group and that dividends were reinvested.

Comparison of Five Year Cumulative Total Return Among the Company, S&P 500 Index and Peer Group


200
175
150
125
100
75
50
25
0
Dollars
2002
2003
2004
2005
2006
2007
Bassett
S&P 500
Peer Group

Management's Report on Disclosure Controls and Internal Control Over Financial Reporting

As of the end of the period covered by this Annual Report, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CFO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

We are also responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 24, 2007 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of November 24, 2007, based on those criteria. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Bassett Furniture Industries, Inc.
Bassett, Virginia
February 6, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 24, 2007 and November 25, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 24, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for International Home Furnishings Center, Inc., is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in International Home Furnishings Center, Inc. is stated at $(12,244,000) and $(12,468,000), respectively, at November 24, 2007 and November 25, 2006, and the Company's equity in the net income of International Home Furnishings Center, Inc. is stated at $6,316,000, $6,666,000, and $6,367,000 for each of the three years in the period ended November 24, 2007.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries at November 24, 2007 and November 25, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 24, 2007, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 8 to the consolidated financial statements, the financial statements of International Home Furnishings Center, Inc., which were audited by other auditors, were restated. Accordingly, the Company has restated its consolidated balance sheet as of November 25, 2006, and its consolidated statements of stockholders' equity for each of the two years in the period ended November 25, 2006 to reflect the effect of the restatement of the financial statements of International Home Furnishings Center, Inc. on the Company's accounting for this equity method investee.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 24, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Greensboro, North Carolina
February 6, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 24, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bassett Furniture Industries, Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bassett Furniture Industries, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 24, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bassett Furniture Industries, Incorporated as of November 24, 2007 and November 25, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 24, 2007, and our report dated February 6, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Greensboro, North Carolina
February 6, 2008

BOARD OF DIRECTORS

PAUL FULTON
Chairman of the Board
Bassett Furniture Industries, Inc.

ROBERT H. SPILMAN JR.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

PETER W. BROWN M.D.
Partner
Virginia Surgical Associates

HOWARD H. HAWORTH
Retired President
Haworth Group

GEORGE W. HENDERSON III
Private Investor

KRISTINA K. HERBIG
Chief Financial Officer
Eddie V's Restaurants, Inc.

DALE C. POND
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

WILLIAM C. WAMPLER JR.
Member
Senate of Virginia

WILLIAM C. WARDEN JR.
Private Investor

OFFICERS

ROBERT H. SPILMAN JR.
President and Chief Executive Officer

JASON W. CAMP
Senior Vice President, Retail

BARRY C. SAFRIT
Senior Vice President and Chief Financial Officer

KEITH R. SANDERS
Senior Vice President, Operations and Logistics

JOHN E. BASSETT III
Vice President, Wood

JAY R. HERVEY
Vice President, Secretary and General Counsel

MATTHEW S. JOHNSON
Vice President, Product Development

MARK S. JORDAN
Vice President, Upholstery

INVESTOR INFORMATION

INTERNET SITE

Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed Bassett stores, and other Company-owned stores, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

CORPORATE INFORMATION AND INVESTOR INQUIRIES

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Barry C. Safrit, senior vice president and chief financial officer at 276.629.6757.

TRANSFER AGENT - STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-829-8432

ANNUAL MEETING

The Bassett Annual Meeting of Shareholders will be held Tuesday, April 15, 2008, at 9:00 a.m. EST at the Company's headquarters in Bassett, Va.

MARKET AND DIVIDEND INFORMATION

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had approximately 1,068 registered stockholders on November 24, 2007. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK DIVIDEND DECLARED				DIVIDEND DECLARED	
Quarter	2007		2006		2007	2006
	HIGH	LOW	HIGH	LOW		
First	$18.80	$15.00	$19.60	$17.99	$0.20	$0.20
Second	16.71	13.25	19.95	16.59	0.20	0.20
Third	14.53	11.05	18.51	16.56	0.20	0.20
Fourth	11.89	9.41	17.48	15.24	0.20	0.20

Bassett®

bassettfurniture.com

Bassett, Virginia
NASDAQ: BSET